

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 5, 2017

<u>Via E-mail</u>
In Ku Lee
Senior Vice President, Deputy General Counsel
Kennedy-Wilson Holdings, Inc.
151 S El Camino Drive
Beverly Hills, CA 90212

> **Re: Kennedy-Wilson Holdings, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed June 26, 2017**
> **File No. 001-33824**

Dear Mr. Lee:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            /s/ Sonia Gupta Barros

                            Sonia Gupta Barros
                            Assistant Director
                            Office of Real Estate and
                            Commodities

cc: Gordon Moodie, Esq.